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                             December 6, 2022

       Kirk P. Taylor
       Chief Financial Officer
       American Resources Corporation
       12115 Visionary Way
       Fishers, IN 46038

                                                        Re: American Resources
Corporation
                                                            Amendment to Form
10-K for the fiscal year ended
                                                            December 31, 2021
                                                            Form 8-K filed on
August 15, 2022
                                                            File No. 001-38816

       Dear Kirk P. Taylor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on August 15, 2022

       Reconciliation of Adjusted EBITDA to Amounts Reported Under U.S. GAAP, page 8

   1. We note your response to comment 11. We continue to believe that your adjustment to exclude mine
development costs is inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial
Measures Compliance and Disclosure Interpretations. Please
                                                        confirm to us that you
will no longer include the adjustment in any non-GAAP financial measures and revise to
present your measure in accordance with Item 10(e) of Regulation
                                                        S-X and Regulation G.
       Amendment to Form 10-K for the fiscal year ended December 31, 2021

       McCoy Elkhorn Coal LLC, page 5

   2. We note your property location descriptions in this section and elsewhere are described
 Kirk P. Taylor
American Resources Corporation
December 6, 2022
Page 2
         generally, such as within a county or near a city or town. Please amend your filing and describe your property locations more precisely, e.g. providing a bearing and distance from a prominent landmark. See Item 1303(b)(2)(ii)(A) of Regulation
S-K.
3. We have reviewed your filing and found your ownership interest description was not specified or quantified. Please amend your filing and describe the type and amounts of your property interests, such as leased or owned by acreage amounts. See Item
         1303(b)(2)(ii)(B) and (D) of Regulation S-K.
4. We note your filing does not include maps for your Perry County Resources LLC and
         ERC Mining properties as required by Item 1303(b)(1) of Regulation S-K. Please provide these maps in your amended filing.
5. We note you have designated your Carnegie and E4-2 properties as material properties.
         Please amend your filing, locate these properties to within one mile, using a common coordinate system, such a latitude/longitude or section, township and range in your text, and provide appropriate maps. See Item 1304(b)(1)(i) of Regulation
S-K.
6. For your material properties, please modify your filing to provide a brief description of your mineral rights, leases or options with acreage, possession/termination provisions, and associated payments. See Items 1304(b)(1)(iii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting
Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mine Engineer, at
(202) 551-
3718 with any other questions.



FirstName LastNameKirk P. Taylor                              Sincerely,
Comapany NameAmerican Resources Corporation
                                                              Division of
Corporation Finance
December 6, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName